[redacted]

13012379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYLIFE Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

169 Lackawanna Avenue
(No. and Street)

Parsippany (City) NJ (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Ann Aull 973-394-4285
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Ann Aull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYLIFE Distributors LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Mary Ann Aull
Signature

Director
Title

Michele Bogner
Notary Public

Michele Bogner
Notary Public of NJ
My Commission Expires Dec. 10, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYLIFE Distributors LLC

(An affiliate of New York Life Insurance Company)

Statement of Financial Condition

December 31, 2012

pwc

NYLIFE Distributors LLC

(An affiliate of New York Life Insurance Company)

Statement of Financial Condition

December 31, 2012

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Index
December 31, 2012

pwc

Independent Auditor's Report

To the Board of Managers and Sole Member of NYLIFE Distributors LLC

We have audited the accompanying statement of financial condition of NYLIFE Distributors LLC as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NYLIFE Distributors LLC at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 26, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 48,358,016
Investments in affiliated mutual funds - at fair value	19,866,136
Receivable from affiliated mutual funds	9,072,397
Receivable from non-affiliated mutual funds	9,144,280
Receivable from affiliates	862,047
Federal income taxes receivable from New York Life Insurance Company	2,368,607
Other assets	354,985
Deferred distribution costs, net of accumulated amortization of $17,722,226	18,306,154
Total assets	$ 108,332,622
Liabilities and Member's Equity	
Payable to affiliates	$ 35,523,448
Accounts payable and accrued liabilities	11,239,132
Deferred income taxes	5,319,483
Total liabilities	52,082,063
Member's equity	56,250,559
Total liabilities and member's equity	$ 108,332,622

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

NYLIFE Distributors LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of New York Life Investment Management Holdings LLC ("Holdings"), which is a wholly owned subsidiary of New York Life Insurance Company ("NYLIC"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as principal underwriter and agent for the distribution and sale of shares of a number of affiliated mutual funds pursuant to various distribution agreements with the funds. The Company also provides services to non-affiliated mutual funds that are investment options in employee benefit plans administered by an affiliate.

2. Summary of Significant Accounting Policies

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Short-term investments with original maturities of three months or less are considered cash equivalents. At December 31, 2012, such short-term investments consisted of commercial paper of multiple issuers carried at its cost plus accrued interest, which approximates a fair value, of $39,838,865.

Investments

The Company's investments in affiliated mutual funds are carried at fair value. Investments in affiliated mutual funds are valued at net asset value as reported. Realized gains and losses are computed by the specific identification method.

Affiliated Service Fees

Affiliated service fees are recorded on an accrual basis based on the terms of the agreements with affiliates, as described in Note 5 to the financial statements.

Deferred Sales Commissions

Commissions paid to financial intermediaries in connection with the sales of Class B and Class C affiliated mutual funds are capitalized as deferred sales commissions, and amortized on a straight line basis over a six, four, or one year period, representing the periods during which commissions are generally recovered from distribution and service fee revenues and from CDSC fees. The deferred sales commissions are evaluated for impairment as of the Company's year end, and during the year.

Income Taxes

For U.S. federal income tax purposes, the Company is treated as a limited liability company whose federal taxable income or loss flows through to its parent, NYLIC, and is included in the group's U.S. federal consolidated income tax return. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that the Company is allocated its share of the consolidated tax

provision or benefit, determined generally on a separate company basis and may, where applicable, include the tax benefits of operating or capital losses utilizable in NYLIC's consolidated return. Intercompany tax balances are generally settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

State and local tax returns are generally filed separately. In those cases where the Company's results are included with NYLIC's state tax filings, the Company is charged or credited for state taxes paid by NYLIC only to the extent that the Company's income/loss increases or reduces NYLIC's state tax liability. However, in years where NYLIC's own income level requires it to pay a flat state tax and the Company's income/loss does not affect NYLIC's state tax liability, no state tax liability or benefit is allocated to the Company pursuant to the tax allocation agreement.

Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured a using balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income taxes are generally recognized based on enacted tax rates and a valuation allowance is recorded if it is more likely than not that any portion of the deferred tax asset will not be realized.

In accordance with the authoritative guidance related to income taxes, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate tax authorities before any part of the benefit can be recorded in the financial statements. The Company did not have any uncertain tax positions as of December 31, 2012.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Business Risks and Uncertainties
Weak market performance may adversely affect sales of affiliated mutual funds and cause potential purchasers of the funds to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Revenues of the Company are to a large extent based on fees related to the value of shareholder investments in affiliated mutual funds. Consequently, poor equity market performance limits fee revenues and could impact the carrying value of certain assets.

3. Recent Accounting Pronouncements

In June 2011, the FASB issued updated guidance regarding the presentation of comprehensive income. The updated guidance eliminates the option to present components of OCI as part of the consolidated statement of equity. Under the updated guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated guidance does not change the items that are reported in OCI or when an item of OCI must be reclassified to net income. The Company opted to present a single

continuous statement of comprehensive income. This new guidance is effective for the first interim or annual reporting period beginning after December 15, 2011 and should be applied retrospectively. The Company adopted this guidance effective January 1, 2012. This guidance impacted the financial statement presentation but did not have an impact on the Company's financial position or results of operations.

In May 2011, the FASB issued updated guidance on the fair value measurements and related disclosure requirements. The updated guidance clarifies existing guidance related to the application of fair value measurement methods and requires expanded disclosures. The expanded disclosures required by this guidance are included in Note 4 - Fair Value Measurements. This new guidance is effective for the first interim or annual reporting period beginning after December 15, 2011 and should be applied prospectively. The Company adopted this guidance effective January 1, 2012. The adoption of this guidance did not have a material effect on the Company's financial position, results of operations, or financial statement disclosures.

4. Investments

At December 31, 2012, the Company's investments consisted of amounts invested in affiliated mutual funds.

The costs and fair values of investments at December 31, 2012 are shown below:

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Affiliated mutual funds	$ 18,911,843	$ 954,293	$ -	$ 19,866,136

5. Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The levels of the fair value hierarchy are based on the inputs to the valuation as follows:

Level 1 Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. Active markets are defined as a market in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities and other market observable inputs. Valuations are generally obtained from third-party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs. This category also includes the fair value of separate accounts that invest in LP's that use net asset value ("NAV"), if the investment can be redeemed with the investee at NAV at the measurement date or in the near-term (generally within 90 days).

Level 3 Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability. Pricing may also be based upon broker quotes that do not represent an offer to transact. Prices are determined using valuation methodologies such as option pricing models, discounted cash flow models and other similar techniques. Non-binding broker quotes, which are utilized when pricing service information is not available, are reviewed for reasonableness based on the Company's understanding of the market and are generally considered Level 3. To the extent the internally developed valuations use significant unobservable inputs; they are classified as Level 3.

The following table represents the balances of assets measured at fair value on a recurring basis as of December 31, 2012:

	2012			
	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Affiliated mutual funds	$ 19,866,136	$ -	$ -	$ 19,866,136
Cash Equivalents	-	39,838,865	-	39,838,865
Total assets accounted for at fair value on a recurring basis	$ 19,866,136	$ 39,838,864	$ -	$ 59,705,001

During the twelve months ended December 31, 2012, there were no transfers between Levels 1 and 2. There were no level 3 assets or liabilities during the year and no transfers into or out of level 3 during the year.

6. Related Party Transactions

The Company continues to be dependent on funding from Holdings to finance its various operations. Funds received have been recorded as capital contributions on the Statement of Changes in Member's Equity.

The Company is party to service agreements with NYLIC and New York Life Investment Management LLC ("NYL Investments"), a wholly owned subsidiary of Holdings, whereby NYLIC and NYL Investments provide services, including personnel, office, legal, accounting, administrative and other services for which the Company is charged. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) allocation of costs incurred by NYLIC or NYL Investments developed principally through analyses of time spent on matters relating to the Company. For the year ended December 31, 2012, the Company was charged $93,731,211 in accordance with the terms of these agreements.

The Company earns distribution, service and redemption fees, which are described below, pursuant to the terms of various agreements with several affiliated mutual funds (MainStay Funds, Eclipse Funds, MainStay VP Series Funds, Inc. ("VP Funds"), MainStay Funds Trust, ICAP Funds, Inc., Private Advisors Alternative Strategies Fund and Master Fund). The amounts receivable under these agreements are included in the receivable from affiliated mutual funds on the accompanying Statement of Financial Condition.

As distributor of the Funds, the Company has entered into various agreements under which certain Funds have adopted Plans of Distribution (the "Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940. Although the Plans are required to be approved annually by Trustees of the Funds, the management of the Company believes that such annual approval will continue indefinitely.

The Company receives a distribution fee at either an annualized rate of 0.75% or 0.25% of the average daily net asset value of certain share classes of certain Funds under each of the Plans. Distribution fees of $2,494,953 were receivable at December 31, 2012.

The Company also receives a service fee at the annualized rate of 0.25% of the average daily net assets of certain share classes of certain Funds as compensation for services rendered to shareholders of the Funds and the maintenance of shareholder accounts. Service fees of which $4,156,785 were receivable at December 31, 2012.

The Company receives a CDSC fee on certain redemptions of products it distributes for which no initial sales charge was received, at rates which decline from 5.0% to 0% of the net asset value of shares redeemed over a six year period. Total redemption fees of $212,150 were receivable at December 31, 2012.

The Company receives an initial sales charge on sales of certain Fund shares subject to rates that decline from 5.5% to 0% of the offering price depending on the size of the investment.

The Company receives a service fee at the annualized rate of 0.25% of the average daily net assets of the VP Funds Service Class. The VP Funds are an investment option for certain variable annuity and variable life insurance products offered by New York Life Insurance and Annuity Corporation ("NYLIAC"). NYLIAC is a wholly owned subsidiary of NYLIC. Pursuant to a service agreement, the Company pays these service fees to NYLIAC for servicing shareholder accounts. Fees of $2,208,509 were receivable at December 31, 2012.

The Company has entered into an agreement with NYLINK Insurance Agency Incorporated ("NYLINK"), an affiliate, for the referral of third parties interested in purchasing corporate owned life insurance policies offered through NYLINK. Fees amounting to $6,041 were receivable at December 31, 2012 and are included in receivable from affiliates on the accompanying Statement of Financial Condition.

In connection with agreements the Company has with certain financial intermediaries, the Company receives from NYLIM Service Company LLC ("NYLIM Services"), an affiliate, a fee attributable to that portion of the administrative and support fees charged to the Funds by NYLIM Services, which are related to the portion of such administrative services provided by the financial intermediaries. Fees of $841,208 were receivable at December 31, 2012, and are included in receivable from affiliates on the accompanying Statement of Financial Condition.

In accordance with the terms of agreements with MacKay Shields LLC ("MacKay"), and GoldPoint Partners LLC, affiliates, the Company pays for supporting and consulting services regarding the procurement of assets to be managed by either an affiliated or unaffiliated investment management company. The Company has a receivable from MacKay Shields of $14,797 associated with the above mentioned agreements.

The Company made payments for services rendered by New York Life Trust Company, an affiliate, which acts as trustee for various 401(k) small plan clients. A balance of $7,813 was payable at December 31, 2012 and is included in accounts payable and accrued liabilities in the accompanying Statement of Financial Condition.

NYLIFE Securities LLC ("Securities"), an affiliate, and the Company have entered into a soliciting dealer agreement whereby the Company pays Securities a commission for sales of the Funds' shares by registered representatives of Securities.

Payable to Affiliates		
New York Life Investments Management LLC	$	29,047,344
NYLIFE Securities LLC		2,200,067
New York Life Insurance Company		1,934,309
New York Life Insurance and Annuity Corporation		2,007,102
MacKay Shields LLC		334,626
Total	$	35,523,449

Affiliated Service Fee		
New York Life Insurance and Annuity Corporation	$	23,314,188
MacKay Shields LLC		860,596
Other affiliates		29,213
Total	$	24,203,997

7. Taxes

Pursuant to the tax allocation agreement (see Note 2-Significant Accounting Policies), as of December 31, 2012, the Company recorded an income tax receivable from NYLIC of $2,368,607.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. The Company's management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

The components of the net deferred tax (liability) reported as of December 31, 2012 are attributable to the following temporary differences:

Deferred tax assets:	
Depreciation	$ 12,491
Gross deferred tax asset	12,491
Deferred tax liabilities:	
Deferred distribution costs- B Shares	(4,997,971)
Unrealized investment gain	(334,003)
Gross deferred tax liabilities	(5,331,974)
Net deferred tax liability	$ (5,319,483)

As of December 31, 2012, the Company has no federal net operating or capital loss carry forwards as they were fully utilized in the consolidated federal income tax return with NYLIC.

As a member of NYLIC's consolidated group, the Company's federal income tax returns are routinely examined by the Internal Revenue Service ("IRS") and provisions are made in the financial statements in anticipation of the results of these audits.

The Company did not have any uncertain tax positions as of December 31, 2012.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $28,050,748, which was $24,933,243 in excess of its required net capital of $3,117,505 and the ratio of aggregate indebtedness to net capital was 1.667 to 1.

9. Subsequent Events

As of February 26, 2013, the date these financial statements were available to be issued, there have been no events occurring subsequent to the close of the books or accounts for these statements that would have a material effect on the financial condition of the Company